April 7, 2015

VIA EDGAR AND EMAIL

Re:       BrasilAgro—Brazilian Agricultural Real Estate Company
Annual Report on Form 20-F
for the Fiscal Year Ended June 30, 2014
Filed October 31, 2014
File No. 001-35723

Ms. Melissa Raminpour
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-7010

Dear Ms. Raminpour:

We make reference to the annual report on Form 20-F (No. 001-35723) of BrasilAgro—Brazilian Agricultural Real Estate Company (the “Company”) filed with the Securities and Exchange Commission (the “Commission”) on October 31, 2014 (the “Annual Report”) and to the comment of the Staff (the “Staff”) of the Commission concerning the Annual Report contained in the letter from the Staff dated March 17, 2015 (the “Comment Letter”).

Set forth below is the Company’s response to the Staff’s comment as set forth in the Comment Letter. To assist your review, we have retyped the text of the Staff’s comment in italics below. The response and information described below are based upon information provided to us by the Company.

Financial Statements

Notes to Financial Statements

Note 28. Financial Income and Expenses, page F-68

1.             We note from your disclosure in Note 28 to the financial statements that in 2014 you recognized a R$19,086 gain on remeasurement of receivables from sale of farms and machinery and R$13,561 of financial expenses related to loss on remeasurement of receivables from sale of farms and machinery, of which both amounts have substantially increased from the prior year. We also note that the net effect of these amounts is material to your net income. Please tell us and revise your Results of Operations section of MD&A to explain the factors responsible for the increased gains on remeasurement of trade receivables from the sale of farms during fiscal 2014. If the increased gains are due to a lower discount rate used to value these receivables during 2014, please explain to us why you believe the use of a lower discount rate is appropriate. Additionally, please tell us why the gain on remeasurement of receivables from sale of farms for fiscal 2013 of R$6,981 as presented in the statement of cash flows, is not consistent with the amounts disclosed in Note 28.

We respectfully advise the Staff that in fiscal year 2014 the Company decided to change the classification of certain line items within Financial Income  in Note 28, which has not been presented on a comparable basis in fiscal year ended 2013.

For fiscal year 2013, the effect of discounting the receivables to present value of R$ 10,110 thousand, was disclosed in Interest on receivables. For fiscal year 2014, such effect was disclosed in the Gain on remeasurement of receivables from sale of farms and machinery.

In addition, the Company identified some other minor items within Financial Expenses for which their classification was not comparable to fiscal year 2013.

It should be noted that the reclassifications above do not impact the Financial Income and Financial Expenses total balances.

In the table below, we present the reclassification of fiscal year 2013 balances in Note 28, to permit a comparable basis for fiscal years 2013 and 2014:

	For the year ended June 30, 2013
	As reported	Reclassi-fication	Comparable basis
	(in thousands of reais)
Financial Income
Interest short term investments	5,598		5,598
Interest on receivables	11,029	(10,110)	919
Foreign exchange variation	5,116		5,116
Gain on remeasurement of receivables from sale of farms and machinery	214	10,110	10,324
Unrealized profit from derivative transactions	16,043		16,043
	38,000	-	38,000
Financial Expenses
Interest loans and financing	(1,083)	425	(658)
Bank charges	-	(340)	(340)
Interest on payables	(8,456)	(1,135)	(9,591)
Monetary variation	(1,545)		(1,545)
Foreign exchange variation	(3,121)		(3,121)
Loss on reameasurement of receivables from sale of farms and machinery	(3,380)	1,050	(2,330)
Realized loss from derivative transactions	(16,622)		(16,622)
Unrealized loss from derivative transactions	(4,384)		(4,384)
	(38,591)	-	(38,591)
Financial Expenses, Net	(591)	-	(591)

Considering the 2013 fiscal year reclassified balances above, which are comparable to the 2014 fiscal year balances, the decrease in Gain on remeasurement of trade receivables from the sale of farms, net  is as follows:

	For the year ended June 30,
	2014	2013	Fluctuation
	(in thousands of reais)
Financial Income
Gain on remeasurement of receivables from sale of farms and machinery	19,086	10,324	8,762
Financial Expenses
Loss on reameasurement of receivables from sale of farms and machinery	(13,561)	(2,330)	(11,231)

Gain on remeasurement of receivables from sale of farms and machinery, net	5,525	7,994	(2,469)

In the table below we present the main factors that caused the decrease in Gain and loss on remeasurement of receivables from sale of farms and machinery, net  in fiscal year 2014 as compared to fiscal year 2013:

	Gain on remeasurement of receivables form sale of farms and machinery	Loss on remeasurement of receivables form sale of farms and machinery	Gain (loss), net
	(in thousands of reais)
Sales of farms at the end of fiscal year 2013 (1)	5,181	(4,928)	253
Receivables assumed in the acquisition of Cresca (2)	993	(278)	715
Effect of remeasurement of receivables from the sale of Sao Pedro and Engenho Farms (3)	2,557	(5,806)	(3,249)
Other effects	31	(219)	(188)
Total increase	8,762	(11,231)	(2,469)

(1)   Relates to the sale of Cremaq and Araucária farms in May and April of 2013, respectively, as disclosed on pages 26 and 27 of our 2014 Form 20-F and Note 8 to our 2014 financial statements on pages F-44 and F-45, for which the effect of remeasurement of the corresponding receivables only impacted the 2013 fiscal year for one and two months, respectively, but affected the entire 2014 fiscal year.

(2)   Refers to the remeasurement of accounts receivable assumed in the acquisition of Cresca S.A in December 2013, as disclosed on page 27 of our 2014 Form 20-F and Note 33 to our 2014 financial statements on page F-74, which only impacted the 2014 fiscal year.

(3)   Refers to the remeasurement of receivables from the sale of São Pedro and Engenho Farms. The net loss of R$3.249 thousand is mainly due to a decrease in the expected future soybean price.

It should be noted that in remeasuring the receivables at fair value, the Company used a higher discount rate in 2014 as compared to 2013.  The average discount rate used in 2014 was 11,1% as compared to an average discount rate of 10.4% used in fiscal year 2013.

The Company respectfully advises the Staff that it will provide further explanations on the factors responsible for the fluctuations in the gain and losses on remeasurement of trade receivables from the sale of farms, similar to the above, in future filings.

In addition, in relation to the cash flows amounts and considering the reclassifications in the table above, the amount to be presented in the 2013 fiscal year cash flows should have been R$7,994 thousand. The difference of R$1,013 thousand compared to the R$6,981 currently presented in the 2014 financial statements is due to the fact that such difference was disclosed in Unrealized foreign exchange, monetary variation and financial charges in the cash flow statement.

It should be noted that such reclassification does not affect total Net cash flows used in operating activities for the 2013 fiscal year.

*   *   *   *   *   *   *   *

We are grateful for your assistance in this matter. Please do not hesitate to call with any questions or further comments you may have regarding this letter or if you wish to discuss the above responses.

The Company understands and acknowledges that:

•         the Company is responsible for the adequacy and accuracy of the disclosure in filings with the Commission;

•         staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•         the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

BRASILAGRO CIA. BRASILEIRA DE PROPRIEDADES AGRÍCOLAS

/s/ Julio César de Toledo Piza Neto
_____________________________________
Name: Julio César de Toledo Piza Neto
Title: Chief Executive Officer

cc:        Securities and Exchange Commission

Heather Clark

Claire Erlanger